# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: GoHealth, Inc., CIK 0001808220
CUSIP: 38046W204
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 250 West 55th St., 26th Floor, New York, New York (NY), 10019
Date of event which requires filing of this statement: 08/06/2025
Filed by CIK 0001316622
Persons authorized to receive notices and communications: Adam Bensley, 250 West 55th St., 26th Floor, New York, New York (NY), 10019, 212-970-1400

## Reporting persons
- Redwood Capital Management, LLC (CIK 0001316622): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 924,244; sole dispositive power 0; shared dispositive power 924,244; aggregate amount beneficially owned 924,244 (5.8% of the class)
- Redwood Capital Management Holdings, LP (CIK 0001737513): type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 924,244; sole dispositive power 0; shared dispositive power 924,244; aggregate amount beneficially owned 924,244 (5.8% of the class)
- Double Twins K, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 924,244; sole dispositive power 0; shared dispositive power 924,244; aggregate amount beneficially owned 924,244 (5.8% of the class)
- Ruben Kliksberg (CIK 0001930856): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 924,244; sole dispositive power 0; shared dispositive power 924,244; aggregate amount beneficially owned 924,244 (5.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: GoHealth, Inc.
Address of issuer's principal executive offices: 250 West 55th St., 26th Floor, New York, New York (NY), 10019

## Item 2. Identity and Background
Name of person filing:
This statement is filed by: (i) Redwood Capital Management, LLC, which serves as the investment manager to certain funds (the "Redwood Funds") with respect to the shares of Class A common stock, par value $0.0001 per share ("Class A Common Stock"), of GoHealth, Inc. (the "Issuer") directly held by the Redwood Funds; (ii) Redwood Capital Management Holdings, LP, the sole member of Redwood Capital Management, LLC; (iii) Double Twins K, LLC, the general partner of Redwood Capital Management Holdings, LP; and (iv) Ruben Kliksberg, the Managing Member of Double Twins K, LLC.

Each of Redwood Capital Management, LLC, Redwood Capital Management Holdings, LP, Double Twins K, LLC and Mr. Kliksberg is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Residence or business address: The principal business address of each of the Reporting Persons is 250 West 55th St., 26th Floor, New York, NY 10019.
Present principal occupation or employment: The principal business of each of the Reporting Persons is investment management.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Redwood Capital Management, LLC is a Delaware limited liability company. Redwood Capital Management Holdings, LP is a Delaware limited partnership. Double Twins K, LLC is a Delaware limited liability company. Mr. Kliksberg is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 4 of this Schedule 13D is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction: On August 6, 2025, in connection with its refinancing transactions, the Issuer and certain of its subsidiaries entered into Amendment No. 14 to that certain Credit Agreement, dated as of September 13, 2019 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the "Existing Credit Agreement"). As consideration for, and condition to, the lenders' entry into the amendment to the Existing Credit Agreement, the Issuer issued shares of its Class A Common Stock to lenders thereunder and their affiliates, including the Redwood Funds.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each Reporting Person. The aggregate percentage of Class A Common Stock reported beneficially owned by each Reporting Person is based upon 11,222,135 shares of Class A Common Stock outstanding as of August 5, 2025, based on information provided by the Issuer, plus 4,766,219 shares of Class A Common Stock issued on August 6, 2025, as reported in the Issuer's Form 8-K filed with the Securities and Exchange Commission on August 7, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the shares of Class A Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Except as described in Item 4 of this Schedule 13D, no transactions in shares of Class A Common Stock have been effected by the Reporting Persons during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: Other than the Reporting Persons and the Redwood Funds, no persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 of this Schedule 13D is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1: Joint Filing Agreement

## Signatures
- Redwood Capital Management, LLC: /s/ Ruben Kliksberg, Ruben Kliksberg / Managing Member of Double Twins K, LLC, the general partner of Redwood Capital Management Holdings, LP, its sole member (08/13/2025)
- Redwood Capital Management Holdings, LP: /s/ Ruben Kliksberg, Ruben Kliksberg / Managing Member of Double Twins K, LLC, its general partner (08/13/2025)
- Double Twins K, LLC: /s/ Ruben Kliksber, Ruben Kliksberg / Managing Member (08/13/2025)
- Ruben Kliksberg: s/ Ruben Kliksberg, Ruben Kliksberg / Individually (08/13/2025)